FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Imfinzi combo shows unprecedented survival in HCC

19 January 2022 07:00 GMT

Imfinzi plus tremelimumab demonstrated unprecedented survival in 1st-line unresectable liver cancer with 31% of patients alive at three years

A single priming dose of tremelimumab plus Imfinzi every four weeks reduced risk of death by 22% in HIMALAYA Phase III trial

Combination also showed no increase in severe liver toxicity and fewer discontinuations due to treatment-related adverse events vs. sorafenib

Positive results from the HIMALAYA Phase III trial showed a single priming dose of tremelimumab added to Imfinzi (durvalumab) demonstrated a statistically significant and clinically meaningful improvement in overall survival (OS) versus sorafenib as a 1st-line treatment for patients with unresectable hepatocellular carcinoma (HCC) who had not received prior systemic therapy and were not eligible for localised treatment.

This novel dose and schedule of Imfinzi and tremelimumab, an anti-CTLA4 antibody, is called the STRIDE regimen (Single Tremelimumab Regular Interval Durvalumab). Results from the trial will be presented on 21 January at the 2022 American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium.

Liver cancer, of which HCC is the most common type, is the third-leading cause of cancer death and the sixth most commonly diagnosed cancer worldwide.1,2 Approximately 80,000 people in the US, Europe and Japan and 260,000 people in China present with advanced, unresectable HCC each year.3 Only 7% of patients with advanced disease survive five years.4

Ghassan Abou-Alfa, MD, MBA, Attending Physician at Memorial Sloan Kettering Cancer Center and principal investigator in the HIMALAYA Phase III trial, said: "Patients with unresectable liver cancer face a dismal prognosis, and new treatment options are critical to improving long-term survival. The three-year overall survival rate and favourable safety profile seen with the STRIDE regimen set a new benchmark in this setting and underscore the potential of this innovative treatment approach."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "The HIMALAYA trial reinforces our scientific approach for tremelimumab, tapping into the potential of CTLA-4 inhibition and a unique dosing regimen to prime the immune system to help patients live longer and with minimal side effects. We look forward to bringing potential new treatment options to patients with unresectable liver cancer, an area of high unmet need, as quickly as possible."

Patients treated with the STRIDE regimen experienced a 22% reduction in the risk of death versus sorafenib (based on a hazard ratio [HR] of 0.78, 96.02% confidence interval [CI] 0.65-0.93; p=0.0035). Median OS was 16.4 months versus 13.8 for sorafenib. An estimated 31% of patients were still alive at three years versus 20% for sorafenib.

Results also showed an increase in objective response rate (ORR) with the STRIDE regimen versus sorafenib (20.1% vs. 5.1%). Median duration of response (DoR) was 22.3 months with the STRIDE regimen versus 18.4 with sorafenib. The addition of tremelimumab to Imfinzi did not increase severe liver toxicity, and no bleeding risk was observed.

HIMALAYA also tested Imfinzi monotherapy, which demonstrated non-inferior OS to sorafenib (HR 0.86; 95.67% CI 0.73-1.03; non-inferiority margin 1.08) with a median OS of 16.6 months versus 13.8, and an improved tolerability profile versus sorafenib.

Summary of efficacy resultsi:
	STRIDE regimen (n=393)	Imfinzi monotherapy (n=389)	Sorafenib (n=389)
OSii,iii
Number of patients with event (%)	262 (67)	280 (72)	293 (75)
Median OS (95% CI) (in months)	16.4	16.6	13.8
Hazard ratio (96.02% CI) p-value	0.78 (0.65, 0.93) 0.0035
OS rate at 24 months (%)	40.5	39.6	32.6
OS rate at 36 months (%)	30.7	24.7	20.2
ORR (%)	20.1	17.0	5.1
Median DoR (months)	22.3	16.8	18.4
i.      Analysis was done at 71% maturity
ii.     Investigator-assessed OS data cut-off date was 27 August 2021
iii.    Median (range) follow-up durations at data cut-off: 33.18 (31.74-34.53), 32.56 (31.57-33.71) and 32.23 (30.42-33.71) months for STRIDE regimen, Imfinzi monotherapy and sorafenib, respectively.

The safety profiles of the STRIDE regimen and for Imfinzi alone were consistent with the known profiles of each medicine, and no new safety signals were identified. Grade 3 or 4 treatment-related adverse events (AEs) were experienced by 25.8% of patients treated with the STRIDE regimen and by 12.9% of patients treated with Imfinzi alone, versus 36.9% of patients on sorafenib.

Incidence of Grade 3 or 4 treatment-related hepatic events were low across treatment arms (5.9% for the STRIDE regimen and 5.2% for Imfinzi, versus 4.5% for sorafenib). Treatment-related AEs led to treatment discontinuation in 8.2% of patients treated with the STRIDE regimen and 4.1% of patients treated with Imfinzi alone, versus 11% for sorafenib.

An additional presentation featured during the ASCO Gastrointestinal Cancers Symposium will showcase Imfinzi data from the TOPAZ-1 Phase III trial, demonstrating the potential of this medicine in the treatment of advanced biliary tract cancer.

Notes

Liver cancer
About 75% of all primary liver cancers are HCC.1 Between 80-90% of all patients with HCC also have cirrhosis, which is primarily caused by infection with the hepatitis B or C viruses.5 Chronic liver diseases are associated with inflammation that over time can lead to the development of HCC.5,6

More than half of HCC patients are diagnosed at advanced stages of the disease, often when symptoms first appear.7 A critical unmet need exists for patients with HCC who face limited treatment options.7 The unique immune environment of liver cancer provides clear rationale for investigating medications that harness the power of the immune system to treat HCC.7

HIMALAYA
HIMALAYA was a randomised, open-label, multicentre, global Phase III trial of Imfinzi monotherapy and the STRIDE regimen, comprising a single priming dose of tremelimumab 300mg added to Imfinzi 1500mg followed by Imfinzi every four weeks versus sorafenib, a standard-of-care multi-kinase inhibitor.

The trial included a total of 1,324 patients with unresectable, advanced HCC who had not been treated with prior systemic therapy and were not eligible for locoregional therapy (treatment localised to the liver and surrounding tissue).

The trial was conducted in 190 centres across 16 countries, including in the US, Canada, Europe, South America and Asia. The primary endpoint was OS for STRIDE versus sorafenib and key secondary endpoints included OS for Imfinzi versus sorafenib, objective response rate and progression-free survival (PFS) for STRIDE and for Imfinzi alone.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after chemoradiation therapy, and is the global standard of care in this setting based on the PACIFIC Phase III trial.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial.

Imfinzi is also approved for previously treated patients with advanced bladder cancer in several countries.

Since the first approval in May 2017, more than 100,000 patients have been treated with Imfinzi.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with NSCLC, small cell lung cancer (SCLC), bladder cancer, several gastrointestinal (GI) cancers, cervical cancer, ovarian cancer, endometrial cancer, and other solid tumours.

Tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death.

Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, SCLC, bladder cancer and liver cancer.

AstraZeneca in GI cancers
AstraZeneca has a broad development programme for the treatment of GI cancers across several medicines spanning a variety of tumour types and stages of disease. In 2020, GI cancers collectively represented approximately 5.1 million new diagnoses leading to approximately 3.6 million deaths.8

Within this programme, the Company is committed to improving outcomes in gastric, liver, biliary tract, oesophageal, pancreatic, and colorectal cancers.

Imfinzi (durvalumab) is being assessed in combinations including with tremelimumab in HCC, biliary tract, oesophageal and gastric cancers in an extensive development programme spanning early to late-stage disease across settings.

The Company aims to understand the potential of Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, in the two most common GI cancers, colorectal and gastric cancers. Enhertu is jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Lynparza (olaparib) is a first-in-class PARP inhibitor with a broad and advanced clinical trial programme across multiple GI tumour types including pancreatic and colorectal cancers. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada).

AstraZeneca in immunotherapy
Immunotherapy is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's Immuno-Oncology (IO) portfolio is anchored in immunotherapies that have been designed to overcome anti-tumour immune suppression.

AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab and other novel antibodies in multiple tumour types, stages of disease, and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient.

In addition, the ability to combine the IO portfolio with radiation, chemotherapy, and small, targeted molecules from across AstraZeneca's oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. ASCO. Liver Cancer: View All Pages. Available at: https://www.cancer.net/cancer-types/liver-cancer/view-all. Accessed January 2022.
2. WHO. Liver Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/11-Liver-fact-sheet.pdf. Accessed January 2022.
3. AstraZeneca data on file. Kantar Health. 2021.
4. Sayiner M, et al. Disease Burden of Hepatocellular Carcinoma: A Global Perspective. Digestive Diseases and Sciences. 2019; 64: 910-917.
5. Tarao K, et al. Real impact of liver cirrhosis on the development of hepatocellular carcinoma in various liver diseases-meta‐analytic assessment. Cancer Med. 2019; 8(3): 1054-1065.
6. Yu LX, et al. Role of nonresolving inflammation in hepatocellular carcinoma development and progression. Precision Oncology. 2018: 2(8).
7. Colagrande S, et al. Challenges of advanced hepatocellular carcinoma. World J Gastroenterol. 2016; 22(34): 7645-7659.
8. WHO. World Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed January 2022.

Dr. Abou-Alfa has provided consulting services to AstraZeneca.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 January 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary